

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

August 24, 2009

<u>Via U.S. mail and facsimile</u>

Mr. Yanbin Wang
Chief Executive Officer
Rodobo International, Inc.
380 Changjiang Road, Nangang District
Harbin, PRC 150001

> **Re:** **Rodobo International, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2008**
> **Filed January 13, 2009**
> **Form 10-K/A for the Fiscal Year Ended September 30, 2008**
> **Filed March 10, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed May 15, 2009**
> **File No. 000-50340**

Dear Mr. Wang:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended September 30, 2008

Business History, page 2

1.   We note your disclosure that on September 30, 2008, pursuant to the merger
        agreement, Navstar completed its acquisition of 100% ownership in Mega Profit
        Limited ("Mega"), which owned 100% of Harbin Rodobo. We note the same
        disclosure in the overview to your Management's Discussion and Analysis on
        page 20. This disclosure regarding your corporate structure appears inconsistent
        with the disclosure in Note 1 on page F-7, which states Harbin Mega Profit
        consolidates Harbin Rodobo based on the application of FIN 46(R). Please revise
        your disclosure to clarify the description of your corporate structure on a
        consolidated basis and provide consistent disclosure throughout your filing.
        Please supplement this description with a chart which displays the organizational
        structure of you and all of your affiliated entities. This chart should identify the
        percentage of equity ownership that Rodobo International, Inc. has in each of the
        affiliated entities.

Report of Independent Registered Public Accounting Firm, Page F-1

2.   We note that your audit report was signed by an audit firm based in New Jersey
        and your corporate offices are located in China. We also note that you conduct
        your operations in China, your revenues are generated in China and all of your
        assets are located in China. Please tell us where the majority of audit work was
        conducted and how you concluded that it is appropriate to have an audit report
        issued by an auditor licensed in New Jersey.

Consolidated Statement of Income and Comprehensive Income, page F-3

3.   It appears that you have reported all depreciation and amortization expense as an
        operating expense and hence, excluded depreciation and amortization expense
        from gross profit. To avoid placing undue emphasis on "cash flow," depreciation
        and amortization should not be positioned in the income statement in a manner
        which results in reporting a figure for income before depreciation; we refer you to
        SAB Topic 11:B. Therefore, please revise your presentation to comply with this
        guidance.

Note 1. Organization and Basis of Presentation, page F-6

4.   Please provide your complete analysis in accordance with paragraph 5 of FIN
        46(R) supporting your conclusion that Harbin Rodobo Dairy Co., Ltd. ("Harbon
        Rodobo") is a variable interest entity.

5.   We note Harbin Mega Profit Management Consulting Co., Ltd. ("Harbin Mega
        Profit") provides exclusive consulting and other general business operation
        services to Harbin Rodobo in return for a consulting services fee which is equal to
        Harbin Rodobo's revenue. Please provide more specific information regarding
        the terms of this agreement and tell us in detail how each entity accounts for this
        arrangement. Explain how you determined that this contractual arrangement
        causes you to absorb a majority of the expected losses and receive a majority of
        the expected returns of Harbon Rodobo. Please provide the calculations which
        support your conclusion.

6.   Explain how you determined that the contractual arrangements entitle you to
        100% of the equity interest in Harbin Mega Profit. In this regard, explain how
        you applied paragraphs 18 and 19 of FIN 46(R) when determining that there is
        not a non-controlling interest that you are required to record based on the initial
        measurement of Harbin Mega Profit.

7.   Please demonstrate how you have determined that Harbin Mega Profit and Harbin
        Rodobo are entities under common control. Clarify how you conclusion is
        consistent with the guidance in paragraph 3 of EITF 02-5.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

8.   We note your disclosure under "Product Distribution" on page 4 which discloses
        your products are sold primarily through distributors, and your products are
        generally delivered only after receipt of payment from the distributors. Please
        revise your disclosure in the footnotes to your financial statements to more
        specifically describe your revenue recognition policies with your distributors.
        Tell us and disclose your revenue recognition policy for direct sales to end users,
        if any.

        If you recognize revenue upon delivery to resellers, please clarify how you have
        determined the fee for products is fixed and determinable pursuant to the
        guidance in SAB Topic 13. Please clarify the following specific comments as
        part of your response:

        •   Please clarify how you have evaluated your distributors' business practices,
            such as their operating history, competitive pressures. Tell us the names of
            your primary distributors.
        •   Explain whether the terms of the agreement require the distributor to pay you
            after you deliver the product to them or whether the distributor is obligated to

pay as and if the sales are made to end customers. If the terms require the distributor to pay after you deliver the product to them, and are not contingent on resale to the end customer, explain how your collection history supports the terms of the agreement. In this respect, explain whether you generally receive payment before or after the distributor sells the product to the end customer.

- Explain how you have evaluated your distributors are financially secure, noting such factors as whether they are established in the market or new distributors and are properly capitalized, when determining that they have the ability to honor a commitment to make fixed and determinable payments prior to collecting cash from their customers.

- Please clarify if you are required to rebate or credit a portion of the original fee if you subsequently reduce the price of your product and the distributor still has rights with respect to that product; that is whether you offer price protection.

9.   We also note you do not provide rights to return merchandise, except in some special cases. Beyond the one example cited on page 4, please tell us and disclose specifically when your customers have a right to return merchandise. In addition, tell us the amount of returns you have received in each period reported in your filing. Clarify how your accounting complies with paragraph 6 of SFAS 48.

10.   We note your disclosure of the recent nation-wide melamine contamination that occurred in the Republic of China. Please explain whether your milk formula products that were sold or held in inventory were affected by this contamination. If so, explain how your accounting complied with SFAS 48, SFAS 5 and/or Chapter 4 of ARB 43.

11.   We note your disclosure on page 21 which states distributor rebates increased by approximately $1.0 million in fiscal year 2008. Please explain how you evaluated Issue 1 of EITF 01-9 when determining that these rebates should be characterized as an operating expense as opposed to a reduction in revenue. Please describe the exact nature of the rebates that you offer to your customers. In addition, please clarify whether all of the expenses classified as distributor expenses in your statements of income in fiscal years 2008 and 2007 are distributor rebates. Please explain the nature of any other types of expenses that are classified as distributor expenses in your statements of income.

12.   Explain how your recognition and measurement of the rebates complies with Issues 3 through 6 of EITF 01-9.

Note 7. Deposits on Land and Equipment, page F-14

13.   We note your disclosure here and on page F-6 which states that you have entered
        into an "investment agreement" with Harbin Mega Profit to incorporate a
        subsidiary company, Mega Profit Agriculture. Please clarify the following with
        respect to your accounting for this investment agreement:

        • Explain the material terms of this investment agreement, including whether
          you were purchasing assets of Qinggang Mega Profit Agriculture Co., Ltd.
          ("Mega Profit Agriculture") or an equity interest in Mega Profit Agriculture.

        • Explain your relationship with Mega Profit Agriculture prior to entering into
          the investment agreement. In addition, explain Harbin Mega Profits
          relationship with Mega Profit Agriculture prior to entering into the investment
          agreement. Identify all other parties that involved with this agreement.

        • Explain how you determined that the $10.9 million paid as of September 30,
          2008 to acquire land, buildings and equipment should be recorded as a
          deposit.

Note 10. Shareholder's Equity, page F-15

14.   We note your disclosure which states that no convertible preferred shares may be
        converted to common stock until the authorized common stock is increased to
        allow for such conversions. Please clarify how you have considered the fact that
        you do not have sufficient authorized and unissued shares available to settle the
        convertible preferred stock instrument when determining that equity classification
        is appropriate for the convertible preferred stock instrument; we refer you to
        paragraph 19 of EITF 00-19.   In addition, clarify how this affects the
        classification of other instruments that could require share settlement that are
        outstanding, such as the warrants issued in connection with the convertible
        preferred stock.

Note 11. Earnings per Share, page F-16

15.   We note you have not included 12,976,316 shares of convertible preferred stock
        in your earnings per share calculation due to the authorized number of shares not
        being increase to allow for conversion at September 30, 2008.   Please cite the
        accounting guidance used to conclude these shares should not be included as part
        of your diluted earnings per share calculation.

Form 10-Q for the quarterly period ended March 31, 2009

Note 1. Organization and Basis of Presentation, page 4

16.   We note the ownership of Qinggang Mega Profit Agriculture Co., Ltd. ("Mega
        Profit Agriculture") has been transferred to individual shareholders and is no
        longer a subsidiary of Harbin Mega Profit. Further, we note as of January 1,
        2009, Harbin Mega Profit has entered into certain exclusive agreements with
        Mega Profit Agriculture, and now consolidates their financial statements as a
        variable interest entity under FIN 46(R). Please tell us:

        • At what specific date ownership of Mega Profit Agriculture was transferred to
          individual shareholders and how you accounted for this transaction;

        • How this transaction facilitated obtaining government tax incentives after the
          powdered milk contamination scandal in China;

        • Provide your complete analysis in accordance with paragraph 5 of FIN 46(R)
          supporting your conclusion that Mega Profit Agriculture is a variable interest
          entity. Tell us how you determined that you are the primary beneficiary of
          Mega Profit Agriculture;

        • In addition, we note Harbin Mega Profit provides exclusive consulting and
          other general business operation services to Mega Profit Agriculture in return
          for a consulting services fee which is equal to Mega Profit Agriculture
          revenue. Please provide more specific information regarding the terms of this
          agreement and tell us in detail how each entity accounts for this arrangement.

        • It appears that you are still recording the amounts paid for certain assets of
          Mega Profit Agriculture as a deposit as of March 31, 2009. Explain how you
          determined that this accounting is still appropriate. If you have determined
          that Harbin Mega Profit should consolidate Mega Profit Agriculture based on
          the application of FIN 46(R), please explain why you have not reflected the
          consolidated results of Mega Profit Agriculture in your financial statements as
          of March 31, 2009.

        • Further explain why you loaned $1.2 million to your principal shareholders in
          connection with this agreement.

17.   Please clarify whether the principal shareholder to whom you loaned $1.2 million
        is also an officer or director of the Company. If so we refer you to Section 402 of
        the Sarbanes-Oxley Act of 2002 which states that "it shall be unlawful for any
        issuer (as defined in section 2 of the Sarbanes-Oxley At of 2002), directly or

indirectly, including through any subsidiary, to extend or maintain credit, to arrange for the extension of credit, or to renew an extension of credit, in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of that issuer." Please advise.

Note 10. Earnings per Share, page 12

18.   We note you have not included 12,976,316 shares of convertible preferred stock or outstanding warrants to acquire 1,363,637 shares of common stock in your calculation of diluted weighted average shares due to the limitation on authorized shares as of March 31, 2009. We further note your disclosure in Note 13 of this Form 10-Q that you increased your authorized common stock on April 2, 2009. Please clarify how this date of April 2, 2009 reconciles with the disclosure in your Form 10-K that states the increase in authorized shares was approved by written consent in lieu of a meeting of stockholders as of December 12, 2008. Please revise your earnings per share calculation for all affected periods or tell us in detail why you believe your financial statements should not be amended.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bob Carroll at (202) 551-3362, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

/s/ Chris White

Chris White
Branch Chief

cc: Oded Har-Even, Esq. – Sullivan & Worcester LLP - via facsimile (212) 660-3001